UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, September 28, 2012

RELEVANT ISSUE

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.

REGISTRATION IN THE SECURITIES REGISTRY	: 00124

TAX IDENTIFICATION NUMBER	: 91,144,000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of the Law N° 18,045, and the General Rule N° 30 of the Chilean SEC, and duly authorized to that effect by the board of directors, by means of this letter communicate the following about Embotelladora Andina S.A. (the “Company”) its business, its values of public offering or the tender of them in character of relevant issue:

On this date, the Company and Embotelladoras Coca-Cola Polar S.A. (“Coca-Cola Polar”), dully represented, have signed the public deed of execution of the merger in the Notary of Santiago of Mr. Patricio Raby Benavente, by which they declare materialized and concluded on October 1st 2012 the merger between the Company and Coca-Cola Polar, by incorporation of the latter to the Company.

In accordance to the provisions of article 99 of the Law N° 18.046, Embotelladora Andina S.A is the legal successor of Embotelladoras Coca-Cola Polar S.A. in all its rights and obligations, being incorporated to Embotelladora Andina S.A. all the assets and shareholders of Embotelladoras Coca-Cola Polar S.A. As a consequence of that, by the sole authority of law, it has been incorporated to Embotelladora Andina S.A the assets, liabilities, patrimony, goods and rights with their correspondent warranties, accessory rights and others of Embotelladoras Coca-Cola Polar S.A., and also the permissions, authorizations, patents, benefits, rights of any kind and credits of any nature.

As consequence of the abovementioned, Embotelladoras Coca-Cola Polar S.A. will be dissolved as from October 1st, 2012.

Finally, the Company has published on September 27, 2012, a notice in El Mercurio newspaper informing that October 16, 2012, is the date of exchange of the shares certificates of Embotelladoras Coca-Cola Polar S.A. to shares certificates of the Company; in the offices of Sercor, located in El Golf 140, 1st floor, Las Condes.

Considering values for the next 12 months concluded at December 31st, 2011, the combined entity would have a pro-form sales volume of 646 million of unit boxes, equivalent to approximately USD 2,643 million in net sales, being positioned as one of the biggest Coca-Cola bottling plant in Latin America, with operations in Argentina, Brasil, Chile and Paraguay.

Santiago, September 28, 2012.